SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of June 30, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Airlines Expands Fleet of Embraer 190 Aircraft

Copa's fleet, one of the youngest in the Americas, now
totals 32 aircraft: 8 EMBRAER-190's and 24 Boeing 737NG's

PANAMA CITY, July 27 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings (NYSE: CPA), took delivery today of its eighth EMBRAER-190, bringing its fleet total to 32 aircraft. The airline is scheduled to receive five additional aircraft for the remainder of 2007 -- three EMBRAER-190's and two Boeing 737-800's.
"We continue to grow and modernize our fleet, always focusing on our passengers' comfort and convenience. These new aircraft are key to our growth strategy, allowing us to continually expand our network by offering more frequencies and new destinations," said Copa Airlines CEO Pedro Heilbron.
The EMBRAER-190 is equipped with advanced engineering design elements, including winglets and high-performance General Electric CF34-10E5 engines.
The aircraft is configured with 10 seats in Clase Ejecutiva (Business Class) and 84 seats in economy class, which has two seats on each side of the aisle and no middle seat.
Copa Airlines currently provides service to 39 destinations in 21 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City. From the United States, service includes nonstop flights to Panama City and connections from five cities: three times daily from Miami, daily from New York City, Los Angeles and Washington, D.C., and 10 times a week from Orlando.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Cali, Cartagena and Medellin. For more information, visit http://www.copaair.com.
CPA-G

SOURCE  Copa Airlines
-0-                   07/27/2007
/CONTACT: Edisa G. Revilla - Panama, Copa Airlines, +011-507-304-2216, or
+011-507-304-2205/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 06/22/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO